Atlanta Beijing Brussels Hong Kong London Los Angeles New York Orange County Paris San Diego San Francisco Shanghai Stamford Tokyo Washington, D.C.	(415) 856-7007 davidhearth@paulhastings.com
	June 24, 2008	32227.00042

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:   Elfun Diversified Fund — File Nos. 33-17093 and 811-05324

Ladies and Gentlemen:

We are counsel to the Elfun Diversified Fund (the “Fund”) and, on behalf of the Fund, hereby respond to the oral comment provided by Ms. Sheila Stout of the Commission’s disclosure staff during the week of May 19, 2008.

Comment:

In the annual report for the period ended December 31, 2007, there is a listing on page 26 in the Schedule of Investments under “Asset Backed” for Washington Mutual Master Note Trust 5.06% due 05/15/14 in the principal amount of $5,000,000 with a stated value less than the principal amount of the security. That particular security has footnotes indicating it is a Rule 144A security and that it is a variable or floating rate security. The comment requested confirmation whether the value of the security shown is based on fair value. The comment also requested whether the Fund would in future shareholder reports designate which securities had been valued using a fair value method.

Response:

The Fund has informed us that the value shown for the security in that shareholder report was based on the value received from a pricing service (IDC, which is the Fund’s normal pricing service). No further disclosure was required under Rule 12-12 of Regulation S-X because the security was neither non-income producing nor was it a defaulted security.

The Fund does not plan to designate in future reports which securities have been valued using fair value procedures because we do not believe that such designation will provide any additional

Securities and Exchange Commission June 24, 2008 Page 2

information that will be helpful to a shareholder, and also because valuation of the Fund’s entire portfolio is verified in the normal course of its annual audit, regardless whether a security is subject to fair valuation.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours, /s/ David A. Hearth
David A. Hearth for PAUL, HASTINGS, JANOFSKY & WALKER LLP cc: GE Asset Management Incorporated